SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-13382

KINROSS GOLD CORPORATION

(Translation of registrant's name into English)

17th Floor, 25 York Street,

Toronto, Ontario M5J 2V5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐          Form 40-F ☒

This report on Form 6-K is being furnished for the sole purpose of providing a copy of the press release dated January 13, 2025 in which Kinross Gold Corporation announced the dates for release of its 2024 Q4 and full-year results and 2025 guidance and also provided the 2025 quarterly reporting schedule.

INDEX

Table of Contents

SIGNATURES

EXHIBIT INDEX

99.1	Press Release dated January 13, 2025

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

Signed: //Lucas R. Crosby//
Vice President, General Counsel, Corporate and Corporate Secretary

January 13, 2025